Exhibit 3  to PEA #12 (filed September 2, 1999)

                                    AMENDMENT

AMENDMENT effective as of ____________, to that certain Portfolio Management Agreement dated September 18, 1997, ("Agreement"), which agreement first became effective accordingly to its terms on October 1, 1999, between Goldman Sachs Asset Management, a separate operating division of Goldman, Sachs & Co., a New York limited partnership ("Portfolio Manager") and The Hirtle Callaghan Trust, a Delaware business trust ("Trust").

WHEREAS, the Trust has retained the Portfolio Manager to provide to a continuous program of investment management for a portion of the assets of The Growth Equity Portfolio of the Trust ("Account") pursuant to the Agreement; the Trust desires to compensate the Portfolio Manager for its services based, in part, on the performance achieved by the Portfolio Manager for the Account;

NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, it is agreed between the parties to amend the Agreement by deleting Schedule A in its entirety and replacing it with the following new Schedule A:

                  SCHEDULE A: PERFORMANCE COMPENSATION FORMULA

Initial Period. Under the Performance Fee Amendment, GSAM's fee would be adjusted to reflect the performance of the Account only after the Performance Fee Amendment has been in effect for 12 months ("Initial Period") following the date ("Effective Date") on which the Performance Fee Amendment becomes effective.

For the first three quarters of the Initial Period, , GSAM shall receive a Base Fee of .075% of the average net assets of the GSAM Account (or 7.5 basis points). For the fourth quarter of the Initial Period, GSAM shall receive a fee equal to .075% of the average net assets of the GSAM Account plus or minus a Performance Component multiplied by the average net assets of the GSAM Account for the Initial Period. The Performance Component shall be calculated by (a) computing the difference between (i) the total return of the GSAM Account without regard to expenses incurred in the operation of the GSAM Account ("Gross Total Return") during the Initial Period, and (ii) the return of the Russell 1000 Growth Index ("Index Return") during the Initial Period plus 30 basis points; and (b) multiplying the resulting factor by 25%.

Subsequent Quarterly Periods. For each quarter following the fourth quarter of the Initial Period, GSAM would receive a quarterly fee of 7.5 basis points plus or minus 1/4 of the Performance Component (calculated in the same manner as set forth with respect to the Initial Period and set forth above) multiplied by the average net assets of the GSAM Account for the immediately preceding 12 month period,on a "rolling basis." This means that, at each quarterly fee calculation, the Gross Total Return of the GSAM Account, the Index Return and the average net assets of the GSAM Account for the most recent quarter will be substituted for the corresponding values of the earliest quarter included in the prior fee calculation.

Maximum Performance Adjusted Fee. Notwithstanding the formula set forth above, the maximum fee to which GSAM shall be entitled with respect to any 12 month period shall be .50% of the average net assets of the GSAM Account (or 50 basis points). The maximum fee to which GSAM shall be entitled with respect to any quarter (other than the fourth quarter of the Initial Period) shall be .125% of the average net assets of the GSAM Account (or 12.5 basis points). Due to the performance hurdle noted above, this maximum fee level would be attained only to the extent that the GSAM Account outperforms the Russell 1000 Growth Index by a factor of at least 110 basis points.

Minimum Contractual Fee. The minimum fee payable to GSAM with respect to any annual period (including the Initial Period) shall be .10% of the average net assets of the GSAM Account (or 10 basis points); the minimum fee payable with respect to any single quarter shall be .025% of the average net assets of the GSAM Accounts (or 2.5 basis points). Due to the performance hurdle noted above, this minimum fee level would be reached only in the event that the GSAM Account underperforms the Russell 1000 Growth Index by a factor of at least 50 basis points.

Recoupment Feature. If the aggregate of the payments to GSAM made with respect to the first four quarters following the Effective Date exceed the Performance Adjusted Fee to which GSAM would be entitled with respect to the Initial Period, advisory fees payable to GSAM with respect to each succeeding quarter will be reduced until the

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difference between the aggregate quarterly fees received by GSAM with respect to the Initial Period and such Performance Adjusted Fee is fully recouped by the GSAM Account. In accord with the Minimum Contractual Fee provision noted above, however, no quarterly payment to GSAM will be less than 2.5 basis points.

Expenses; Effectiveness. Portfolio Manager shall pay all expenses incurred by it in the performance of its duties under the Agreement and shall not be required to pay any other expenses of the Trust, including but not limited to brokerage and transactions costs incurred by the Trust. In the event of termination of this Agreement, all compensation due to the Portfolio Manager through the date of termination will be calculated on a pro-rated basis through the date of termination and paid within fifteen business days of the date of termination. This Amendment shall become effective as of the first date written above.

GOLDMAN, SACHS & CO., ON BEHALF OF      THE HIRTLE CALLAGHAN TRUST
GOLDMAN SACHS ASSET MANAGEMENT          ON BEHALF OF THE GROWTH EQUITY PORTFOLIO

BY: ____________________DATE:_______    BY: ____________________DATE:_______